UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Daniel Altabef Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	SCHEDULE 13D	Page 2 of 10

CUSIP No.	44862P109
1.	NAME OF REPORTING PERSON Whitebox Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,012,516*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,012,516*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,516*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	The percent of class is calculated based on 59,743,477 shares of Common Stock (as defined below) outstanding as of October 2, 2020, as reported by the Issuer in its Form 424B4 filed on October 2, 2020. The number of shares of Common Stock reported herein is comprised of (i) 12,099,499 shares of Common Stock and (ii) 913,017 additional shares of Common Stock issuable to WBox (as defined in Item 2) upon the exercise of 913,017 PIPE Warrants (as defined in the Schedule 13D filed by the Reporting Persons on June 9, 2020).

CUSIP No. 44862P109	SCHEDULE 13D	Page 3 of 10

CUSIP No.	44862P109
1.	NAME OF REPORTING PERSON Whitebox General Partner LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,102,158*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,102,158*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,158*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percent of class is calculated based on 59,743,477 shares of Common Stock outstanding as of October 2, 2020, as reported by the Issuer in its Form 424B4 filed on October 2, 2020. The number of shares of Common Stock reported herein is comprised of 4,102,158 shares of Common Stock.

CUSIP No. 44862P109	SCHEDULE 13D	Page 4 of 10

CUSIP No.	44862P109
1.	NAME OF REPORTING PERSON WBox 2015-5 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,910,358*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,910,358*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,910,358*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The percent of class is calculated based on 59,743,477 shares of Common Stock outstanding as of October 2, 2020, as reported by the Issuer in its Form 424B4 filed on October 2, 2020. The number of shares of Common Stock reported herein is comprised of (i) 7,997,341 shares of Common Stock and (ii) 913,017 additional shares of Common Stock issuable to WBox upon the exercise of 913,017 PIPE Warrants.

CUSIP No. 44862P109	SCHEDULE 13D	Page 5 of 10

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”) of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8181 E. Tufts Avenue, Suite 510, Denver, Colorado.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company (“WA”), (ii) Whitebox General Partner LLC, a Delaware limited liability company (“WB GP”), (iii) WBox 2015-5 Ltd., a British Virgin Islands company (“WBox”), and (iv) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit 2 and Exhibit 3, respectively (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 500, Minneapolis, Minnesota 55416.

The principal business address for WBox is Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola VG 1110, British Virgin Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(c) WA manages and advises private investment funds, and WBox serves as their collateral agent.

WB GP serves as general partner of private investment funds.

The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 2 and Exhibit 3, respectively.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 6 below for a description of the business combination (the “Business Combination”), pursuant to which beneficial ownership in the Common Stock was acquired.

Item 4. Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on June 9, 2020.

Item 5. Interest in Securities of the Issuer

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

The aggregate beneficial ownership percentage of the Issuer’s outstanding Common Stock reported by each Reporting Person is based upon a total of 59,743,477 shares of Common Stock outstanding as of October 2, 2020, as reported by the Issuer in its Form 424B4 filed on October 2, 2020.

As of the date hereof, WA may be deemed to be the beneficial owner of 13,012,516 shares of Common Stock, constituting 21.8% of the Issuer’s shares of Common Stock.

CUSIP No. 44862P109	SCHEDULE 13D	Page 6 of 10

WA has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 13,012,516 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 13,012,516 shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 4,102,158 shares of Common Stock, constituting 6.9% of the Issuer’s shares of Common Stock.

WB GP has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,102,158 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 4,102,158 shares.

As of the date hereof, WBox may be deemed to be the beneficial owner of 8,910,358 shares of Common Stock, constituting 14.9% of the Issuer’s shares of Common Stock.

WBox has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 8,910,358 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 8,910,358 shares.

(c) The Reporting Persons have no transactions in the past 60 days.

(d) Certain shares of Common Stock are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. Exclusive of WBox, which serves as the private investment funds’ collateral agent, none of these investment funds individually own more than 5% of the outstanding shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material changes from the Schedule 13D filed by the Reporting Persons on June 9, 2020.

Item 7. Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated October 9, 2020, between Whitebox Advisors LLC and Whitebox General Partner LLC.
Exhibit 2:	Executive Officers and Board of Managers of Whitebox Advisors LLC.
Exhibit 3:	Board Members of Whitebox General Partner LLC.

CUSIP No. 44862P109	SCHEDULE 13D	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

WBox 2015-5 Ltd.

By:	/s/ Christopher Hardy
Christopher Hardy Director

CUSIP No. 44862P109	SCHEDULE 13D	Page 8 of 10

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D and any amendments thereto relating to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Corp, a company incorporated under the laws of Maryland. This Joint Filing Agreement shall be included as an Exhibit to such joint filing, and may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement.

Date: October 9, 2020

Whitebox Advisors LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

Whitebox General Partner LLC

By:	/s/ Daniel Altabef
Daniel Altabef Whitebox Advisors LLC General Counsel – Regulatory Affairs & Compliance

WBox 2015-5 Ltd.

By:	/s/ Christopher Hardy
Christopher Hardy Director

CUSIP No. 44862P109	SCHEDULE 13D	Page 9 of 10

Exhibit 2

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 2803 New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit and Board member Whitebox Advisors LLC	USA
Muqu Karim	280 Park Ave Suite 2803 New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA

CUSIP No. 44862P109	SCHEDULE 13D	Page 10 of 10

Exhibit 3

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Robert Vogel	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Co-Chair of the Investment Committee Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416	Partner, Head of Structured Credit Whitebox Advisors LLC	USA